1-14860

P.E. 1/31/02

02012830

No. 3/2002

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

P

REPORT OF FOREIGN ISSUER

**PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

Date: January 31, 2002

RECEIVED
FEB 01 2002
140

SWISSCOM AG

(Registrant's Name)

Alte Tiefenaustrasse 6
CH-3048 Worblaufen
(postal address: Swisscom AG, 3050 Bern)
Switzerland
(Registrant's Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

swisscom

Press Release

Swisscom to dispose of its stake in UTA

Swisscom is to sell its minority shareholding in Austrian-based UTA Telekom AG to the joint owner Vereinigte Telekom Österreich Beteiligungs GesmbH (VTÖB). The parties involved have agreed not to disclose the price.

VTÖB will take over Swisscom's entire UTA shareholding of 45.5%. Swisscom will waive loan claims in respect of UTA to the tune of CHF 210 million. A value adjustment to this effect will be booked in fiscal 2001.

VTÖB, which is made up of eight Austrian utilities, will continue to develop UTA's fixed-network and Internet activities together with the Austrian Raiffeisen Group. UTA currently employs 640 persons. The commercial links between Swisscom and UTA will be maintained. The sale is subject to the approval of the monopolies commission and the responsible bodies. The closing is scheduled to take place following the approval of the monopolies commission.

Swisscom acquired a majority stake in UTA in May 1998. In November 2000 this was reduced to 45.5% as a result of the takeover of Netway Communications AG which meant Swisscom giving up of its UTA shares to the Austrian Raiffeisen Group.

The disposal is in line with Swisscom's international strategy of focussing on mobile service providing and data business.

Berne, 31 January 2002